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News Release	No. 13-255
June 10, 2013

Platinum Group Metals Announces an 800 meter step out on the T2 Platinum Layer intersecting 25.5 meters grading 6.4 g/t Platinum, Palladium and Gold

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) announces that Hole WB-99 has intersected 25.5 meters of the T2 layer grading 6.4 grams per tonne 3E (1.86 g/t Platinum, 3.20 g/t Palladium and 1.37 g/t Gold, 0.34% copper, 0.17% nickel) over a core length of 25.5 metres at a depth of 681.0 metres to 706.5 metres. Included is a higher grade intercept of 2.5 metres of 12.2 g/t 3E at 698.5 metres to 701.0 metres. This intercept is located 800 meters northeast along strike from the previous intercepts and 300 meters northeast of the blocks in the current T2 layer resources. The assays from WB-99 display the distinctive T layer metal ratios of approximately 29% Platinum, 50% Palladium and 21% Gold. WB-99 is within the JOGMEC joint venture, where the Company holds a 49.9% effective interest.

R. Michael Jones, P.Eng, CEO of Platinum Group Metals said, “This intercept is important because it’s high grade, thick, relatively near surface, open up dip, is an 800 meter step out from the most north eastern intercept and it increases the potential of the best grade, best metallurgical recovery layer in the Waterberg deposit. The intercept is in position, at the predicted depth, with the signature 20% gold ratio in the precious metals basket, further confirming it to be T2”.

Drilling is continuing with a further 1.7 kilometre northward step out from WB-99, again targeting the T mineralized layers. The WB-99 intercept is estimated to have a true thickness of 20.1 metres and the deposit model is open on strike, up-dip and down-dip. The T1 layer was also intersected in WB-99, adding to the confirmation of deposit continuity.

Prior to hole WB-99 drilling has focused on fill-in drilling on the F layers, at 250 metre spacing, up-dip from the current area of declared F reef resources. An updated table of intercepts from this work is expected shortly. An update to the overall resources at Waterberg including the T and F layers is on track for August 2013. Drill spacing has been selected to allow for potential resource additions on both T and F layers.

The 10.1 million ounce platinum, palladium and gold Waterberg deposit consisting T1, T2, FP and FH layers was initially discovered by the Company and joint venture partners including JOGMEC of Japan. The resource has expanded significantly during 2012. (Current Inferred Resource 93Mt 3.39 g/t 2PGE+Au, 1.03 g/t Pt, 2.02 g/t Pd, 0.34 g/t Au, March 18, 2013 Technical Report on www.sedar.com, Ken Lomberg QP).

A total of 110 holes plus deflections on the mineralized layers have been completed or are in progress to date at the Waterberg Project. The success rate in terms of intercepting the targeted mineralized layers so far is approximately 98%. Metallurgical test work indicates the best

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flotation recoveries in the Waterberg deposit is from the T2 layer at 88%. T2 also has the best average grade in the deposit and the layer is available at about 130 meters from surface.

Intercept Assay Details:

WB099	From (m)	To (m)	length (m)	2PGE+ Au (g/t)	Pt (g/t)	Pd (g/t)	Au (g/t)	Pt:Pd:Au	Cu (%)	Ni (%)
T1-Layer	675.50	677.95	2.45	3.08	0.73	1.93	0.41	24:63:13	0.10	0.08
T2-Layer	681.00	706.50	25.50	6.44	1.86	3.20	1.37	29:50:21	0.34	0.17
including	698.50	701.00	2.50	12.22	3.33	6.35	2.53	27:52:21	0.64	0.32

Qualified Person, Quality Control and Assurance

The non-independent qualified person for the intercepts reported in this release is R. Michael Jones, P. Eng the Company President. He has more than 20 years of relevant experience and he has verified the data by ensuring that qualified geologists are involved in collection and compilation of the data, and that a system of quality control and chain of custody records are maintained and he has visited the property several times and reviewed the detailed data. He is satisfied with the verification of the data.

Ken Lomberg is the independent qualified person for the resources on the Waterberg Deposit and he has reviewed the references to resources in this press release.

Quality control and assurance was completed in the normal process for Platinum Group Metals RSA Pty Ltd. Standards, duplicates and blanks were inserted regularly in every assay batch. These assay results were checked and any results outside of two standard deviations were re-assayed. Strict control and documentation on the core from the drill rig to the site and the assay samples to the lab were maintained at all times under a chain of custody sign off system. The platinum group elements were assayed by fire assay using a nickel sulphide collection method at Setpoint Laboratories, Johannesburg, a SANAS accredited laboratory. Base metals and other major elements were determined by multi acid digestion with ICP finish.

About Platinum Group Metals Ltd.

Platinum Group is building the WBJV Project 1 Platinum Mine in the Western Limb of the Bushveld Complex, South Africa. The Company owns 74% of the WBJV Project 1 Mine and 26% is owned by Africa Wide Prospecting and Exploration (Pty) Limited, a wholly owned subsidiary of Wesizwe Platinum Ltd. Platinum Group is also currently drilling with 11 machines at the Waterberg Project in partnership with JOGMEC, a Japanese state company and a private empowerment company.

Platinum Group is listed as PLG on the NYSE MKT and PTM on the TSX in Toronto.

On behalf of the Board of
Platinum Group Metals Ltd.

“R. Michael Jones”

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For further information contact:
                R. Michael Jones, President
                or Kris Begic, VP, Corporate Development
                Platinum Group Metals Ltd., Vancouver
                Tel: (604) 899-5450 / Toll Free: (866) 899-5450
                www.platinumgroupmetals.net

The Toronto Stock Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (“forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding the Company’s plans to move into full scale development in the months ahead, the timing of any debt/financing for Project 1, the completion of account structuring the timing of first ore production and concentrate sales, and further exploration on the Company’s properties. In addition, the results of the UFS may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in market conditions; the nature, quality and quantity of any mineral deposits that may be locate;, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to successfully complete hedging establishment and off-take negotiations; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.